SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 22)*

                               AEP Industries, Inc.
                                 (Name of Issuer)

                                      Common
                         (Title of Class of Securities)

                                    001031103
                                  (CUSIP Number)

                              William Ehrman
                EGS Partners, L.L.C., 350 Park Ave., 11th Fl.,
                         New York, NY 10022 212-755-9000
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              June 24, 1998
      (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  [ ]

          Check the following box if a fee is being paid with the statement[]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 of 20 PAGES


                                      13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              EGS Associates, L.P.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                            WC
----------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                    -0-
SHARES ---------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                   224,697
OWNED BY -------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                     -0-
REPORTING
----------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                    224,697
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                    224,697
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                      3.09%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                       PN
------------------------------------------------------------------------
      ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 PAGE 2 OF 20 PAGE


                                       13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                               EGS Partners, L.L.C.
-----------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                          OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES    --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                      530,271
OWNED BY     -----------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING  -------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                      532,299
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                      532,299
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        7.32%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                         IA
------------------------------------------------------------------------

-----------------
    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 PAGE 3 OF 20 PAGES


                                     13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Bev Partners, L.P.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                                       WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                      Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES    --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                       82,641
OWNED BY     -----------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                       -0-
REPORTING --------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                       82,641
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        82,641
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                      1.14%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
PN
------------------------------------------------------------------------

-----------------
    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  PAGE 4 OF 20 PAGES



                                    13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Jonas Partners, L.P.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [ ]
                                                               (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                                        WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                     Delaware
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                        -0-
SHARES    --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                      20,383
OWNED BY     -----------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                        -0-
REPORTING  -------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                      20,383
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                      20,383
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                  [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                         .28%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                         PN
------------------------------------------------------------------------

------
    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                PAGE 5 OF 20 PAGES



13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                               William Ehrman
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                          AF     PF     OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                           47,056
SHARES          -------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                          857,993
OWNED BY       ---------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                           47,056
REPORTING      ---------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                          899,943
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                          946,999
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                           13.03%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                           IN
------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!
                           PAGE 6 OF 20 PAGE


                                  13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            Frederic Greenberg
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                          AF     PF    OO
------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                     5,902
SHARES         ---------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    857,993
OWNED BY       ---------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                                      5,902
REPORTING      ---------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    866,723
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                    866,723
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                      11.93%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                      IN
------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                            PAGE 7 OF 20 PAGES


13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                 Frederick Ketcher
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                          AF     PF     OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                       United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                               5,802
SHARES         ---------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                             857,993
OWNED BY       ---------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                               5,802
REPORTING      ---------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             860,021
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             865,823
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                             11.91%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 8 OF 20 PAGES


13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                     Jonas Gerstl
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                          AF     OO
------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ---------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                            857,993
OWNED BY       ---------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ---------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                            860,021
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                            860,021
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                           11.83%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                             IN
------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                             PAGE 9 OF 20 PAGE


                                   13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                                    James McLaren
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                          AF     OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                            1,000
SHARES         ---------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                          857,993
OWNED BY       ---------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                            1,000
REPORTING      ---------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                          860,021
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                          861,021
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                          11.85%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                              IN
------------------------------------------------------------------------

** SEE INSTRUCTIONS BEFORE FILLING OUT!

                          PAGE 10 OF 20 PAGES


13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                            William D. Lautman
------------------------------------------------------------------------
      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                (a)  [ ]
                                                                (b)  [X]
------------------------------------------------------------------------
      (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                          AF    OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                  United States
------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         ---------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                             857,993
OWNED BY       ---------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING
------------------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                             860,021
------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                             860,021
------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                   [ ]
------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                             11.83%
------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                 IN
------------------------------------------------------------------------
** SEE INSTRUCTIONS BEFORE FILLING OUT!

                         PAGE 11 OF 20 PAGES


     The Schedule 13D, initially filed on March 30, 1990, as amended, of
(i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, and (viii) Jonas Gerstl and
(ix) James McLaren, relating to the common stock, $0.01 par value per share (the "Common Stock") issued by AEP Industries, Inc. (the "Company"), is hereby amended by this Amendment No. 22 to the Schedule 13D as follows:

Item 2 is hereby amended as follows:

ITEM 2.   IDENTITY AND BACKGROUND.

     The address of the principal business and principal office of (i) EGS Associates, EGS Partners, BEV Partners, Jonas Partners and each of the General Partners is 350 Park Avenue, 11th Floor, New York, New York 10022 and (ii) EGS Overseas is CITCO Building, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands.

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, BEV Partners and Jonas Partners is approximately $3,594,727, $13,490,458, $3,142, $822,429 and $318,071, respectively.

     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg, and by members of his immediate family, is approximately $60,011.

    The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman and his immediate family (including his brother and his brother's wife), is approximately $1,505,448.

     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher, is approximately $44,130.

     The shares of Common Stock purchased by EGS Associates, Bev Partners and Jonas Partners were purchased with their investment capital (see Item 5(v)), and the shares of Common Stock purchased by EGS Partners were purchased with investment capital of the respective discretionary accounts under management of EGS Partners (the "Managed Accounts"). The shares of Common Stock purchased by Mr. Ehrman were purchased with personal funds, trust funds, or the funds of members of his immediate family.

                          PAGE 12 OF 20 PAGES


     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners and Jonas

Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery Securities, and may from time to time have debit balances. Non-margin accounts are maintained at
Bankers Trust Company.   Since other securities are held in such margin
accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Greenberg are held in his IRA account maintained at NationsBanc Montgomery Securities and in margin accounts maintained at Goldman, Sachs & Co., or are beneficially owned by members of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at NationsBanc Montgomery Securities. The shares owned by Mr. Ehrman are held in accounts maintained at NationsBanc Montgomery Securities, or are beneficially owned by members of his immediate family (including his brother and his brother's wife). Currently, the interest rate charged on such various margin accounts is approximately 7.75% per annum.

Item 4 is hereby amended and restated in its entirety as follows:

ITEM 4:   PURPOSE OF THE TRANSACTION.

     The Reporting Persons acquired the Common Stock for investment purposes, and the Reporting Persons intend to continue to evaluate the performance of such Common Stock as an investment in the ordinary course of their business. The Reporting Persons believe that the Company is selling at a significant discount to its enterprise value and should explore ways to maximize shareholder value. Accordingly, one or more of the Reporting Persons may participate in interviews or hold discussions with third parties or with management and board members in which the Reporting Person may suggest or take a position with respect to various potential means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as entering into a relationship with a strategic partner, disposing of one or more businesses, selling the Company or acquiring another company or restructuring the Company's capitalization. In addition, the Reporting Persons may suggest and seek an increase in the independent representation (directors independent of management and/or controlling shareholders) on the Company's board of directors.

     Each Reporting Person will continuously assess the Company's business, financial condition, results of operations and prospects, general economic, financial and industry conditions, the securities markets and future trading prices in general and those for the Company's securities in particular, other developments and other investment opportunities. Depending on such assessments, one or more of the Reporting Persons may acquire additional Common Stock or may determine to sell or otherwise dispose of all or some of its holdings of Common Stock.
                         PAGE 13 OF 20 PAGES

     Except as set forth above, none of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,267,424 shares outstanding, which is the total number of shares of Common Stock outstanding as of May 29, 1998, as reflected in the company's report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") on April 30, 1998 (which is the most recent Form 10-Q on file).

     As of the close of business on June 26, 1998:

     (i) EGS Associates owns beneficially 224,697 shares of Common Stock, constituting approximately 3.09% of the shares outstanding.

     (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 531,885 shares (constituting approximately 7.32% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 414 shares of Common Stock purchased for EGS Overseas (constituting approximately .01% of the shares outstanding), which, when aggregated, total 532,299 shares of Common Stock, constituting approximately 7.32% of the shares outstanding.

     (iii) Bev Partners owns beneficially 82,641 shares of Common Stock, constituting approximately 1.14% of the shares outstanding.

     (iv) Jonas Partners owns 20,383 shares of Common Stock, constituting less than 1% of the shares outstanding.

     (v) Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family (including his brother and his brother's wife), 86,978 shares of Common Stock, constituting approximately 1.20% of the shares outstanding.

     (vi) Mr. Greenberg owns directly, and beneficially through ownership by members of his immediate family, 6,702 shares of Common Stock, constituting less than 1% of the shares outstanding.

     (vii) Mr. Ketcher owns directly 5,802 shares of Common Stock, constituting less than 1% of the shares outstanding.

     (viii) Mr. McLaren owns directly 1,000 shares of Common Stock, constituting less than 1% of the shares outstanding.

     (viii) Messrs. Gerstl and Lautman own directly no shares of Common Stock.


                          PAGE 14 OF 20 PAGES

          By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 224,697 shares beneficially owned by EGS Associates, the 532,299 shares beneficially owned by EGS Partners, the 82,641 shares beneficially owned by Bev Partners and the 20,383 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 860,021 shares of Common Stock, constituting approximately 11.83% of the shares outstanding.

     (ix) In the aggregate, the Reporting Persons beneficially own a total of 960,502 shares of Common Stock, constituting approximately 13.22% of the shares outstanding.

          (b)     (i)     Each of EGS Associates, EGS Partners (with
respect to shares of EGS Overseas and other discretionary accounts), Bev Partners and Jonas Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Over one such discretionary account, however, EGS Partners does not have voting authority. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

                  (ii) Each Reporting Person that is an individual has the sole power to vote and dispose of the shares owned directly by him. Mr. Greenberg has no power to vote and shared power to dispose of shares owned by members of his immediate family. Mr. Ehrman has no power to vote and shared power to dispose of shares owned by members of his immediate family (including his brother and his brother's wife).

          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to June 24th until June 26th, 1998 by EGS Associates, EGS Partners, (excluding EGS Overseas), Bev Partners, and Jonas Partners are set forth in Schedules A, B, C, and D, respectively. All such transactions were effected in the over-the-counter market. During such period, EGS Overseas, and Messrs. Ehrman, Greenberg, Ketcher, Gerstl, McLaren and Lautman did not enter into any transactions in the Common Stock.

          (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common stock.



                           PAGE 15 OF 20 PAGES





                              SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  --------------------      /s/----------------------------------
                                  William Ehrman, individually, as
                                  member of EGS PARTNERS, L.L.C., and as
                                  general partner of each of EGS
                                  ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                  and JONAS PARTNERS, L.P.

                                 /s/----------------------------------
                                 Frederic Greenberg, individually, as
                                 member of EGS PARTNERS, L.L.C., and
                                 as general partner of each of EGS
                                 ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                 and JONAS PARTNERS, L.P.

                                 /s/----------------------------------
                                 Frederick Ketcher, individually, as
                                 member of EGS PARTNERS, L.L.C. and as
                                 general partner of each of EGS
                                 ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                 and JONAS PARTNERS, L.P.

                                 /s/----------------------------------
                                 Jonas Gerstl, individually, as member
                                 of EGS PARTNERS, L.L.C., and as
                                 general partner of each of EGS
                                 ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                 and JONAS PARTNERS, L.P.

                                 /s/-----------------------------------
                                 James McLaren, individually, as member
                                 of EGS PARTNERS, L.L.C., and as
                                 general partner of each of EGS
                                 ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                 and JONAS PARTNERS, L.P.

                                /s/-----------------------------------
                                William D. Lautman, individually, as
                                member of EGS PARTNERS, L.L.C., and as
                                general partner of each of EGS
                                ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                and JONAS PARTNERS, L.P.



                           PAGE 16 OF 20 PAGES



                                Schedule A

                            EGS Associates, L.P.

                       Transactions in the Common Stock

                                                    Price Per Share
     Date of                  Number of               (including
   Transaction          Shares Purchased/(Sold)    Commissions, if any)


5/26/                          983,840                    27.38
5/27/98                            300                    27.32
5/29/98                          1,000                    27.77
6/1/98                           1,500                    26.24
6/2/98                           3,200                    25.11
6/2/98                           1,100                    24.59
6/5/98                             500                    24.82
6/5/98                             100                    25.31
6/9/98                             200                    25.06
6/11/98                          1,300                    24.20
6/12/98                            500                    23.07
6/12/98                            200                    22.56
6/15/98                            889                    21.93
6/15/98                            300                    22.13
6/16/98                          1,185                    21.26
6/16/98                            300                    22.03
6/17/98                            180                    21.55
6/17/98                            717                    21.43
6/18/98                          2,200                    21.08
6/18/98                            400                    22.26
6/19/98                            700                    22.42
6/19/98                          1,300                    22.06
6/22/98                          3,000                    21.81
6/22/98                            300                    21.56
6/23/98                          1,300                    21.24
6/23/98                          4,200                    21.05
6/24/98                         16,096                    20.52
6/24/98                          1,280                    20.25
6/25/98                         12,135                    20.44






                             PAGE 17 OF 20 PAGES







                                   Schedule B

                               EGS Partners, LLC

                       (Excluding EGS Overseas Fund, Ltd.)

                        Transactions in the Common Stock

                                                     Price Per Share
     Date of                  Number of                (including
   Transaction      Shares Purchased/(Sold)       Commissions, if any)


4/28/98                      1,000                        33.72
4/29/98                        900                        33.32
4/30/98                        400                        34.32
5/1/98                         400                        33.57
5/5/98                         800                        33.04
5/6/98                         700                        33.57
5/11/98                        300                        33.07
5/18/98                        200                        29.26
5/26/98                      9,870                        27.38
5/27/98                        300                        27.56
6/8/98                         700                        25.06
6/9/98                         300                        25.06
6/15/98                         11                        21.93
6/15/98                      2,299                        21.94
6/16/98                         17                        21.26
6/16/98                      3,799                        21.27
6/17/98                        458                        21.55
6/17/98                      1,842                        21.44
6/24/98                     41,372                        20.52
6/24/98                      3,290                        20.25
6/25/98                     31,189                        20.44









                              PAGE 18 OF 20 PAGES












                                  Schedule C

                              Bev Partners, L.P.


                          Transactions in the Common Stock

                                                     Price Per Share
     Date of                  Number of             (excluding
   Transaction          Shares Purchased/(Sold)    Commissions, if any)

5/26/98                      1,290                        27.38
6/3/98                         500                        24.70
6/3/98                       1,147                        24.47
6/4/98                         600                        24.88
6/15/98                        301                        21.93
6/16/98                        499                        21.26
6/17/98                         62                        21.55
6/17/98                        241                        21.43
6/24/98                      5,407                        20.52
6/24/98                        430                        20.25
6/25/98                      4,076                        20.44





















                               PAGE 19 OF 20 PAGES






                                   Schedule D

                              Jonas Partners, L.P.


                        Transactions in the Common Stock

                              Price Per Share
     Date of                     Number of             (excluding
   Transaction            Shares Purchased/(Sold)   Commissions, if any)


6/17/98                       3,500                   21.13
6/25/98                       9,000                   20.44
























                               PAGE 20 OF 20 PAGES













(..continued)